Room 4561

	October 26, 2005

Mr. Kevin Bermeister
President, Chief Executive Officer
    and Acting Chief Financial Officer
Brilliant Digital Entertainment, Inc.
14011 Ventura Boulevard, Suite 501
Sherman Oaks, California 91423

Re:	Brilliant Digital Entertainment, Inc.
	Preliminary Proxy Statement on Schedule 14A filed October 25,
2005
	File No. 1-14480

Dear Mr. Bermeister:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Item 1: Reverse Split Amendment, page 3

1. Please advise us whether and how you have complied with the requirements of Section 242(b) of the General Corporation Law of Delaware with respect to your proposal and prospective amendment to your charter. In amending your charter, Section 242(b) requires the board of directors to "adopt a resolution setting forth the amendment proposed, declaring its advisability." Your disclosure does not indicate whether the board of directors adopted the amendment for which you are seeking stockholder approval. Please revise your disclosure as appropriate.
2. Please tell us what consideration you gave to the application of
Rule 13e-3 under the Exchange Act and address whether the reverse stock split has "a reasonable likelihood or a purpose of producing" the effects described in Rule 13e-3(a)(3)(ii). Please disclose whether this is a first step in a going private transaction. Please also provide additional disclosure with respect to the effects of the reverse stock split on the number of your record holders. Please see
Interpretation M.30 of our July 1997 Manual of Publicly Available Telephone Interpretations for additional guidance.

3. You state that you "have no current agreements to enter into any stock offerings or strategic transactions." Revise to also disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings, other than your disclosed plan to reserve shares for the notes and warrants issued in your September 26, 2005 transaction. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

4. Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares.
Please
also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

5. Your reverse stock split proposal falls within Item 12 of Schedule
14A. Please provide us your analysis as to why you have not included financial statements pursuant to Items 12(f) and 13(a) of Schedule 14A. We note that information "not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted." Please address whether financial statements would be material to your stockholders in determining their vote for the reverse stock split proposal.


*              *              *              *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director